Offering Statement for
Launch Cart, Inc.
(“Launch Cart,” “we,” “our,” or the “Company”)

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Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

    Launch Cart, Inc.

    201 E Grand Ave Ste 2F

    Escondido, CA 92025

Eligibility

2. **The following are true for Launch Cart, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

    No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

    Name
    Bernt Ullmann

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/06/2019	Present	Launch Cart	Director
01/05/2016	Present	Celebrity Lifestyle Brands	CEO
09/02/2021	Present	Cosmic Wire	Chief Strategy Officer
03/01/2019	Present	The Shark Group	New Business Development

Often hailed as "The Man Behind The Brands," Bernt has driven brands like FUBU International to $400 million in annual sales and masterminded monumental deals, including the one between Kohl's and Jennifer Lopez. Trusted by moguls like Daymond John and Tommy Hilfiger, his branding genius has contributed to over $6 billion in global sales. LinkedIn: https://www.linkedin.com/in/bernt-ullmann/

Name
Greg Writer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/02/2019	Present	Launch Cart, Inc.	CEO & Founder

Often dubbed "The Entrepreneur's Best Friend," Greg was considered one of the youngest owners of a full-service investment bank at 21. With a hand in over $100 million in financing and decades of corporate experience, he founded Launch Cart, revolutionizing e-commerce for celebrities and influencers. Today, as a digital marketing guru, Greg continues to empower entrepreneurs through eCommerce. Author of Saving America One Crowd At A Time, a book on crowdfunding, published in 2015. LinkedIn: https://www.linkedin.com/in/gregwriter/

Name
Joshua Writer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/06/2019	Present	Launch Cart	Director Of Technology

Joshua Writer has served as the Director of Technology and Board Member of the company since its formation on August 6th, 2019. From 2014-2018, Mr. Writer operated ValueAddon.com, an educational software company he founded that allows content creators to create, publish, and sell educational online courses. Value Addon launched with innovative software functionality that has made it one of the simplest and most user-friendly ways to publish training material online. From 2011-2013, Mr. Writer was the marketing director for a website he founded that later got rebranded to become GodFruits.com, which immediately shot to the top 5 Christian-based blogs on the Internet. GodFruits became so popular that it peaked the attention of former presidential primary candidate Mike Huckabee, who would later sign on to be the spokesperson for the site, even providing unique video commentary for the website's 200,000+ loyal subscribers and millions of yearly visitors and grew to over 1 million Facebook fans. Pre 2014: Before Joshua started managing software companies full time, he managed his own search engine optimization company and at the peak, developed over 800 unique domains highly optimized for their particular niches generating collective traffic in excess of 100,000+ visitors per day which turned into a lucrative partnership with Google and their Ad network. LinkedIn: https://www.linkedin.com/in/joshuawriter/

Name
Jeff Barnes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/21/2016	Present	Angel Investors Network	CEO
08/06/2019	Present	Launch Cart	COO

As a former US Navy Submariner and diver, Mr. Barnes is an outspoken advocate for personal freedom and liberty. He is a former risk management and technology director and is an avid business growth expert, advisor and management consultant. Mr. Barnes sits on the boards of startup and tech companies lending his time and expertise to help them grow. After an honorable discharge from the Navy in 2006, Mr. Barnes took his expertise and experience to Corporate America, working for HSB I&I Co, a subsidiary of MunichRe America, helping clients grow their businesses as a risk management consultant and helping entrepreneurs develop strategic partnerships with Fortune 500 companies. Mr. Barnes spearheaded international projects as an Innovation and technology director working with Corporate VC's, strategic partners, and other Fortune 500 leaders to bring new technology and ideas to the global marketplace. In 2018 Mr. Barnes took over the CEO role at Angel Investors Network to help more entrepreneurs bring their products, services, and technology to the market as an advisor, mentor, coach, and venture fund manager. Having personally spent over $10 Million on digital marketing campaigns, mentoring, and advising over 1,000 companies, and helping companies generate over $1 Billion in investment capital, Mr. Barnes is uniquely positioned to scale fast-growth companies. Mr. Barnes has owned, operated, or advised companies in the finance, insurance, investing, real estate, health care, IoT, AR/VR, FinTech, eCommerce, mobility and defense contracting verticals. As a fund manager and investor, his duty is finding undervalued companies and leverage his team and expertise to create exceptional value and returns. LinkedIn: https://www.linkedin.com/in/jeffpbarnes/

Name
Percy Miller

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/09/1997	Present	P MIller Enterprises	CEO
01/17/2023	Present	Launch Cart	Chairman
09/13/2022	Present	Broadus Foods	CEO

Percy Miller is a successful entrepreneur, investor, and business leader. He is the founder of P. Miller Enterprises and No Limit Records, which has sold over 100 million albums, and has been involved in numerous business ventures, including telecommunications, real estate, movies, food, and apparel. His most important endeavor is philanthropy; he founded the You Are Not Alone Foundation and the Team Hope Foundation, servicing at-risk youth and senior citizens in communities across the USA. Mr Miller also serves as the CEO of Broadus Foods, a a family-owned food product company founded by Calvin Broadus, and know worldwide as Snoop Dogg. LinkedIn: https://www.linkedin.com/in/percy-master-p-miller-b19597252/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Celebrity Lifestyle Brands (Greg Writer holds 40% equity in Celebrity Lifestyle Brands)

Securities:	3,268,000
Class:	Common Stock
Voting Power:	26.2%

Celebrity Lifestyle Brands (Bernt Ullman holds 40% equity in Celebrity Lifestyle Brands)

Securities:	3,268,000
Class:	Common Stock
Voting Power:	26.2%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Launch Cart's mission is to create a better, faster, higher converting "On-Demand" eCommerce-focused tech stack with an integrated Source & Sell Marketplace™, and a merchant processing system that is planned to include banking as a service, optimized to increase revenues and lower the barrier of entry for entrepreneurs worldwide, all while creating technology to launch niche marketplaces "On-Demand" and thus creating an efficient direct to a consumer distribution channel for brands and manufacturers globally. The technology is focused on creating efficiencies and solving problems in the areas of features & functionality, product sourcing, speed to market, distribution, fulfillment, inventory management, supply-side management, average order value, lifetime customer value, and providing the best data and analytics in the industry. Launch Cart's vision is primarily focused on the efficiencies that can only be created with the integration of a SaaS eCommerce platform and a marketplace, the Source & Sell Marketplace™. Then with the data collected from the entire platform, the use of artificial intelligence and machine learning, we believe we can provide impactful actionable insights with the goal of increasing efficiencies through the

entire process that are unparalleled in the market. Launch Cart has developed and launched a cloud-based SaaS eCommerce platform designed for celebrities, influencers & brands (CIBs), entrepreneurs, and small to medium-sized businesses (SMBs), (collectively referred to as sellers) and is currently operational at www.LaunchCart.com. The platform allows sellers to launch an eCommerce-enabled website, obtain a merchant account, source products to sell, and get launched in a few hours, with no inventory costs upfront, no fulfillment headaches, and no monthly fees to get started. The Company currently has over 42,000 clients who have registered to create a store on the website www.launchcart.com. The Company released an MVP in Jan 2020 and then officially launched the Launch Cart SaaS platform in February 2022. The Source & Sell Marketplace™ is currently under development. Once complete it is planned to allow the following: This strategy should allow brands and manufacturers to ship directly to consumers from sales made by Launch Cart sellers and niche marketplaces, reducing distribution time and risks. With two out of three global B2C eCommerce sales now happening on marketplaces, generating $3.23 trillion in sales from the top 100 marketplaces, it's no surprise that retailers are looking into marketplace models to drive growth. What stands out in 2022 is that more retailers are looking into launching their own marketplaces, as opposed to being boxed in by the major players. Competing with major online marketplaces has long been a concern for brands and manufacturers, with most unable to match their supply-chain capabilities with existing eCommerce strategies. Inventory planning and investments, time to market, logistics, and supply chain, just to name a few, are common challenges we believe we can solve with our integrated tech stack. Our business plan is to leverage the proven "FREEmium model" to attract potentially hundreds of thousands (eventually millions) of sellers and then generate revenue through the following channels: ● Charging transaction fees on sales made from products sourced from the Source & Sell Marketplace™ that range from 3-30% ● Typical SaaS recurring subscription fees from $27-$297 per month ● Coaching and training programs to teach and mentor sellers on how to be successful online, ranging in price from $497-$1,997 ● Receiving commissions from sales made on the Source & Sell Marketplace™ ● Fees from brands and manufacturers for premium placements in our Source & Sell Marketplace™ or promote their products to the Launch Cart sellers community. ● A 6% transaction fee for all FREEmium sellers on the platform. ● Income from our Done For You store building service that ranges from $1,297 - $4,997 ● Income from the Launch Shops Agency Certification Partners Program. $900-$5,000 Launch Cart, Inc. was incorporated on August 6th, 2019, and acquired various assets in an exchange agreement dated August 12, 2019. In the Exchange Agreement, Launch Cart received certain assets of T-REXecom, Inc. in exchange for stock (Common and Series A Preferred) in Launch Cart, Inc. equal to the stock holdings in T-REXecom, Inc. and a promissory note for $1,000,000.

Launch Cart currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Launch Cart, Inc. speculative or risky:**

    1. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.
    2. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.
    3. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.
    4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.
    5. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
    6. No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
    7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.
    9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.
    10. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

12. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

13. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

14. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

15. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

16. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

17. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

18. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring

our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

19. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

20. The Company entered into litigation in 2022 against a former advisor who provided program services. The Company alleges that the advisor misled them resulting in the Company overpaying for services in the amount of approximately $25,000. The advisor is seeking the application and $75,000. The Company expects to bring this to trial in 2023.

21. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

22. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

23. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

24. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

25. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

26. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

27. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

28. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

29. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

30. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

31. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Launch Cart, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,225,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Management plans to spend most of the initial money to buy trafffic and customers for its products and services. Then ask the new customers to consider investing in the offering. With this strategy we belive we can not only max out the offering but dramatically increaes the revenues of the company. Then we also plan to retire credit card debt and some shareholders debt that is coming to maturity.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,025
Mngt Compensation	$0	$300,000
Short Term Debt	$0	$400,000
Paid Media Marketing	$9,510	$340,000
Expense Software Developmentame	$0	$124,975
Total Use of Proceeds	**$10,000**	**$1,225,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Launch Cart, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.75 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	75,000,000	12,237,600	Yes	Each holder of common stock, as such, shall be entitled to one vote for each share of common stock held.
Preferred Stock	25,000,000	257,333	Yes	The holders of Series A Preferred Stock are entitled to vote, based on one vote for each share of Common Stock, issuable upon conversion. The Series A Preferred Stock is convertible, at the option of the holder at any time after issuance, at the rate of one share of Common Stock for each share of Series A Preferred Stock.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant	Exercise Price: $0.01	115,000
Warrant	Exercise Price: $1.00	36,000
Warrant	Exercise Price: $1.25	100,000
Warrant	Exercise Price: $2.00	1,126,750

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Celebrity Lifestyle Brands, Inc. (CLB) the Company's principal shareholder owns approximately 78% of the Company's outstanding common stock. CLB will be able to control the Company and make all key management decisions, such as the election of directors, declaration of dividends, or sale of the Company. Investors will become shareholders of the Company but cannot take part in the management or control of the Company. The Company, CEO, President, and Officers have wide latitude in making management and investment decisions. The Investors do not have such rights.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The Company cannot execute its business strategy with this limited capital and is therefore raising funds from investors in this Offering. Management believes that if it raises $1,225,000, it will be sufficient to carry the Company through at least six (6) months of operations. If closed at less than the maximum, the proceeds may compromise the Company's ability to realize Company goals, and certain categories of expenditures may not be implemented or may be severely reduced. The Company plans to raise additional rounds of financing as needed over the next twenty-four months, which will result in dilution to existing shareholders. If we repurchase securities, so that the dilution risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Management will attempt to resolve any conflicts of interest that may arise in favor of the Company. Failure to do so could result in the fiduciary liability of management. The Nevada corporation law permits provisions in the articles, by-laws, or resolutions approved by shareholders which limit the liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemption's, or any transaction from which a director derived an improper personal benefit. The Company's articles of incorporation with these exceptions limit any personal liability of a Director to the Company or its shareholders for monetary damages for the breach of a Director's fiduciary duty and, therefore, a Director may not be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. The Company's by-laws indemnify its Officers and

Directors to the fullest extent permitted by Nevada law. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. Certain officers and directors of the Company are or in the future may be subject to various conflicts with respect to their relationship with the Company. Notwithstanding these conflicts of interest, the officers and directors will endeavor to balance the interests of the Company with their own interests in making any determinations or decisions. As a result, such conflicts will generally not be resolved as advantageously for the Company as would be the case if they did not exist. These conflicts include, but are not limited to, the items discussed below. CERTAIN OFFICERS SIT ON THE BOARDS OF OTHER COMPANIES ALONG WITH MANAGING CONSULTING OR MANAGEMENT OBLIGATIONS OF INDUSTRY AND NON-INDUSTRY-RELATED BUSINESSES THEY HAVE PRIOR OR CURRENT RELATIONSHIPS WITH.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	TREXecom, Inc
Amount Outstanding:	$752,630
Interest Rate:	8.0%
Maturity Date:	December 31, 2023
Other Material Terms:	Asset purchase from sister company. 8% Accrured interest Balloon Payment On Demand

Creditor(s):	Truestar
Amount Outstanding:	$115,000
Interest Rate:	15.0%
Maturity Date:	December 31, 2023
Other Material Terms:	15% interest 15,000 stock warrants exercisable at $.01 100,000 stock warrants exercisable at $1.25 25,000 stock warrants exercisable at $2.00

Creditor(s):	Shareholders Loans
Amount Outstanding:	$105,000
Interest Rate:	10.0%
Maturity Date:	December 2, 2023
Other Material Terms:	10% Interest Principle & interest due at maturity 1 common stock warrant exercisable at $.50 for 3 years Convertible at $1.00 per share at note holder option

Creditor(s):	Bridge Loan 1
Amount Outstanding:	$80,000
Interest Rate:	10.0%
Maturity Date:	January 30, 2024
Other Material Terms:	1 year 10% promissory note with 1 common stock purchase warrant for every dollar loaned in Launch Cart, Inc. exercisable at $.50 per share and exercisable for a period of three years from issuances. And convertible into common

shares at $1.00 per share.

Creditor(s):	Note Payable
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	Payable On Demand
Other Material Terms:	A 10% convertible note convertible into common shares at a 20% Discount to Series A with a 1 warrant per $2.00 dollars invested with a term of 60 months exercisable at $2.00 per share of Series A Preferred.

Creditor(s):	Stripe Capital Loan
Amount Outstanding:	$11,126
Interest Rate:	0.0%
Maturity Date:	July 17, 2024
Other Material Terms:	Interest expense is a fixed fee of $1,526. The loan requires repayments of 20% of their merchant receivables every 30 days until the entire loan is paid off in 2023 and 2024

Creditor(s):	PPP Loan
Amount Outstanding:	$45,565
Interest Rate:	1.0%
Maturity Date:	March 18, 2026
Other Material Terms:	

Creditor(s):	Convertible Note
Amount Outstanding:	$1,067,000
Interest Rate:	10.0%
Maturity Date:	Payable On Demand
Other Material Terms:	A 2 year 10% convertible note convertible into common shares at a 20% Discount to Series A with a 1 warrant per $2.00 dollars invested with a term of 60 months exercisable at $2.00 per share of Series A Preferred.

Creditor(s):	Convertible Note
Amount Outstanding:	$100,000
Interest Rate:	8.0%
Maturity Date:	Payable On Demand
Other Material Terms:	The notes are convertible into shares of the other company's common stock at a 20% discount during a change of control or qualified financing event.

Creditor(s):	Related Party Line of Credit
Amount Outstanding:	$120,410
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Creditor(s):	Bridge Loan 2
Amount Outstanding:	$40,000
Interest Rate:	10.0%
Maturity Date:	December 27, 2023
Other Material Terms:	

Creditor(s):	Bridge Loan 3
Amount Outstanding:	$125,000
Interest Rate:	18.0%
Maturity Date:	January 5, 2024
Other Material Terms:	18% Interest Rate APR Balloon @ Maturity Date Convertivle into common stock at $1.00 per share

Creditor(s):	SAFE
Amount Outstanding:	$532,200
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M.

25. **What other exempt offerings has Launch Cart, Inc. conducted within the past three years?**

Date of Offering:	2021-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$200,200
Use of Proceeds:	General & administrative expenses.

Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$45,500
Use of Proceeds:	General & administrative expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
TREXecom, Inc	Sister Company	Loan	$752,630
Celebrity Lifestyle Brands	Parent Company	Line of Credit	$120,410

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Currently, our company operates with a monthly burn rate of approximately $30,000. However, it's noteworthy to mention that we have established a stable base with recurring revenue of $10,000 per month, and through the sales of our training programs, we consistently generate an additional $10,000 to $30,000 monthly. With the anticipated proceeds from this crowdfunding offering, our management firmly believes that we can substantially boost our monthly revenue to approach the $100,000 monthly recurring revenue. Achieving this would not only cushion our operational costs but also grant us the capability to reinvest in our growth initiatives. A significant component of this reinvestment strategy is centered around talent acquisition. We envision expanding our core teams, with a particular emphasis on bolstering our software development team. By doing so, we aim to accelerate our product development, deliver enhanced value to our customers, and ensure our sustainable growth in the long run. Revenue in the year ended December 31, 2022 increased by $166,834, or 249%, to $233,804 from revenue of $66,970 in the year ended December 31, 2021. The Company achieved a gross profit of $207,995 in the year ended December 31, 2022, as compared to a negative gross profit of $36,498 in the year ended December 31, 2021. Our operating loss decreased by $102,719, or 11%, to $802,023 in the year ended December 31, 2022 from an operating loss of $904,742 in the year ended December 31, 2021. Our net loss increased by $8,410, or 1%, to $982,936 in the year ended December 31, 2022 from a net loss of $974,523 in the year ended December 31, 2021.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Launch Cart, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following link includes the video transcripts for the videos shown on the company's offering page: https://docs.google.com/document/d/1aFX3iZ_o7hw18CwiLt5qJJTBgqM5nHwPcPPokVFt0yo/edit

The following documents are being submitted as part of this offering:

Governance:
Certificate of Incorporation: certificateofincorporation.pdf
Corporate Bylaws: corporatebylaws.pdf
Opportunity:
Offering Page JPG: offeringpage.jpg
Financials:
Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://launchcart.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.